May 12, 2016

Via Email, EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Katherine Wray
Edwin Kim
Juan Migone
Christine Dietz

Re:	BlackLine, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 24, 2016

CIK No. 0001666134

Ladies and Gentlemen:

On behalf of our client, BlackLine, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 14, 2016 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (“Amendment No. 1”). The Company is concurrently filing via EDGAR this letter and Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by courier both a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1 filed on March 24, 2016.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 1 submitted on March 24, 2016), all page references herein correspond to the page of Amendment No. 2, as applicable.

Prospectus Summary

Overview, page 1

1.	We note your response to prior comment 3 concerning your belief you have “market-leading applications and functionalities” and have a “leading position in both the enterprise market and mid-market.” Please revise to define more clearly the market that you believe you and your software are leading, and to indicate that you currently have a limited number of competitors, as you advise in your response.

The Company advises the Staff that the Company has revised the disclosure on pages 2, 5, 94 and 99 of Amendment No. 2 to address the Staff’s comment.

Securities and Exchange Commission

May 12, 2016

Use of Proceeds, page 47

2.	You disclose that you intend to use a portion of the net proceeds from the offering to repay the entire outstanding balance under your credit facility, including the $5 million term loan added under the credit facility in March 2016. Please revise to describe your use of the March 2016 term loan proceeds, if called for by Instruction 4 to Item 504 of Regulation S-K, or advise.

The Company advises the Staff that the Company has revised the disclosure on page 48 of Amendment No. 2 to address the Staff’s comment.

Non-GAAP Financial Measures, page 57

3.	We note the revisions made to your disclosure in response to prior comment 8 as well as the new disclosure regarding the usefulness of Non-GAAP Net Loss. Please revise to provide a more detailed discussion of why such measures are useful to an investor. In this regard, please explain why excluding the items noted provides a “direct comparison” between periods. Also, explain why the exclusion of “non-cash” expenses is useful considering that this is a performance rather than a liquidity measure. Considering the number of adjustments made to Non-GAAP Net Loss, it may be beneficial to disclose why the exclusion of each item is useful to an investor.

The Company advises the Staff that the Company has revised the disclosure on pages 14 through 15 and 59 through 60 of Amendment No. 2 to address the Staff’s comment.

4.	We note the adjustment for “benefit from income taxes.” Please tell us what this line item represents and explain how it was calculated. In this regard, it is unclear whether the amount represents total income tax expense or the tax impact of the non-GAAP adjustments. Also, for guidance see Question 102.11 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

The Company advises the Staff that the Company has revised the disclosure on pages 14 through 15 and 59 of Amendment No. 2 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 59

5.	We note your response to prior comments 10 and 16 as well as your revised disclosure, and it remains unclear to us why you pay a fee to SAP. In this regard, please explain to us what benefit you derive from the relationship and explain why you pay a fee to SAP regardless of whether SAP recommends your platform to its ERP users. As part of your response, please tell us whether SAP is a reseller of your platform.

The Company advises the Staff that it entered into the arrangement with SAP as a means to promote its solution to users of SAP’s ERP solution. The primary benefit the Company receives under the arrangement is that the Company’s solution is officially qualified as an SAP Endorsed Business Solution (“EBS”). The Company believes this qualification provides it with a competitive advantage when marketing its solution to prospects that use SAP ERP solutions.

Securities and Exchange Commission

May 12, 2016

In addition to the SAP EBS qualification, under the arrangement, SAP participates in joint marketing efforts whereby SAP assists with making introductions to their customers. Further, SAP participates in the Company’s sales meetings and recommends SAP customers to attend the Company’s sales and marketing events.

SAP is not a customer or reseller of the Company’s solution. SAP does not negotiate with the Company’s customers, enter into contracts on the Company’s behalf, support the Company’s solution, or provide the Company with technical expertise in developing its solution. The business purpose of the agreement is for sales and marketing based activities.

To achieve and maintain the Company’s EBS qualification, the Company’s solution is required to meet certain minimum technology requirements as stipulated in the agreement. The purpose of these requirements is to ensure that the Company’s solution integrates seamlessly with SAP’s ERP solution. SAP periodically validates the Company’s solution to ensure that it continues to meet the standards required of the EBS qualification.

The Company pays SAP a fee for the sales and marketing benefit that it receives for being an SAP EBS. The fee is based on the revenue from its customers that use an SAP ERP System, whether the referral came directly from SAP or not. The Company believes that whether SAP referred the customer to the Company or not, a significant selling point with users of SAP ERP systems is the knowledge that the Company’s solution will seamlessly integrate with SAP’s ERP solution. Accordingly, the Company agreed to pay a fee to SAP irrespective of whether the customer was referred to the Company by SAP.

6.	We note your response to prior comment 11. Please provide further support for your belief that disclosure of backlog or an equivalent measure is not material to an understanding of your business. Although we note from your response that backlog may change over time as your contract terms change and that the change in backlog may not be an indicator of the likelihood of renewal or expected future revenues, it appears that backlog or a similar measure may nonetheless provide useful information about future revenues. In view of your response, it appears that your concern that disclosure of backlog could be misleading to investors could be addressed by explanatory language in the prospectus. We note further that disclosure of backlog is required if material to an understanding of the business under Item 101(c)(1)(viii) of Regulation S-K, regardless of how the measure is used by management. Please advise or revise accordingly.

The Company advises the Staff that the Company has revised the disclosure on page 83 of Amendment No. 2 to address the Staff’s comment.

Factors Affecting Performance, page 61

7.	Please tell us whether your graphic on page 62, entitled “Total Annualized Subscription and Support Revenue by Customer Cohort,” is drawn to scale.

The Company advises the Staff that the graphic entitled “Total Annualized Subscription and Support Revenue by Customer Cohort” is drawn to scale. The Company has revised the disclosure on page 65 of Amendment No. 2 to clarify that the growth factor for each cohort represents the growth in annualized subscription and support revenue at the end of fiscal year 2015 above the initial annualized subscription and support revenue, calculated as the sum of annualized subscription and service revenue for the first month of payment for each customer within the cohort.

Securities and Exchange Commission

May 12, 2016

Results of Operations

Sales and marketing, page 68

8.	Based on your disclosures on page 68 and 69, it appears that you account for the fees paid to technology vendors, such as SAP, as a sales and marketing expense. Please tell us how you determined this classification was appropriate and refer to the authoritative guidance you relied upon. As part of your response, please tell us how you considered ASC 605-50-45.

The Company advises the Staff that, as described in response to Comment 5, the Company pays SAP a fee for the sales and marketing benefit it receives from being an SAP EBS. Accordingly, the Company records the fees it pays SAP in sales and marketing expenses.

The Company refers to SAP as a technology vendor based on the nature of services SAP provides to its own customers. SAP is not a customer or reseller of the Company’s solution and the Company does not license or purchase SAP software. Other than the fee the Company pays based on a percentage of revenues from its customers that use SAP ERP solutions, there are no other fees between the Company and SAP. As such, the Company’s relationship with SAP does not fall into the scope of ASC 605-50-45.

Exhibits

9.	In response to prior comment 29, you indicate that you plan to file a confidential treatment request pursuant to Securities Act Rule 406 with respect to certain redacted portions of your credit agreement filed as Exhibit 10.2. Please note that all issues concerning the confidential treatment request must be resolved prior to the effectiveness of this registration statement.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has filed the credit agreement in its entirety as Exhibit 10.2, and concurrently with the filing of Amendment No. 2, the Company has submitted a confidential treatment request for certain portions of this agreement.

Please direct any questions with respect to the Company’s responses or Amendment No. 2 to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Allison B. Spinner
Allison B. Spinner

Enclosures

cc (w/ enclosures):	Therese Tucker
Karole Morgan-Prager
BlackLine, Inc.

Jeffrey Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Steven B. Stokdyk
Latham & Watkins LLP